Consolidated Financial Statements

March 31, 2008
(in United States Dollars, unless otherwise stated)

Consolidated Balance Sheets
	March 31	December 31
(Unaudited, in thousands of United States dollars)	2008	2007
ASSETS
Current
Cash and cash equivalents	$7,373	$3,601
Restricted cash	-	108
Receivables
Commodity taxes	11,739	10,240
Trade / other	3,540	1,740
Inventories (Note 5)	57,041	51,586
Prepaids and deposits	1,979	2,250
	81,672	69,525

Deposits on property, plant and equipment	5,897	5,395
Deferred compensation	86	192
Mining interests and property, plant and equipment	574,745	572,041
Goodwill	106,799	106,799
	$769,199	$753,952

LIABILITIES
Current
Payables and accruals	$20,674	$17,279
Current portion of long-term debt and capital leases	34,641	33,073
	55,315	50,352

Long-term debt and capital leases	1,340	1,334
Asset retirement obligations	3,060	2,991
Employee future benefits	4,083	3,746
Future income taxes	108,999	108,879
	172,797	167,302
SHAREHOLDERS’ EQUITY
Capital stock	710,874	699,512
Contributed surplus	32,274	42,373
Deficit	(153,180)	(161,669)
Accumulated other comprehensive income	6,434	6,434
	596,402	586,650
	$769,199	$753,952

Nature of operations and going concern assumption (Note 1)

Signed on behalf of the Board:	"Signed"	"Signed"
	Fred George, Director	Andre Falzon, Director

See accompanying notes to the unaudited interim consolidated financial statements.	1

Consolidated Statements of Operations and Comprehensive Income / (Loss)

	Three months ended	Three months ended
(Unaudited, in thousands of United States dollars except per share data)	March 31, 2008	March 31, 2007

Revenue from mining operations	$51,368	$43,500

Expenses
Production costs, excluding amortization & depletion	26,697	37,440
Refining costs	374	475
General and administrative	5,014	3,664
Amortization and depletion	9,926	12,606
	42,011	54,185

Earnings / (loss) before other items	9,357	(10,685)

Interest on long-term debt	(570)	(2,486)
Foreign exchange gain / (loss)	3,352	(1,632)
Interest and other income	74	53
	2,856	(4,065)

Earnings / (loss) before income taxes	12,213	(14,750)

Future income tax expense / (recovery)	1,927	(4,488)
Current tax expense	1,797	-
	3,724	(4,488)

Net earnings / (loss) and comprehensive income / (loss)	$8,489	$(10,262)

Earnings / (loss) per share (Note 6)
Basic	$0.07	$(0.10)
Diluted	$0.07	$(0.10)

Weighted average shares outstanding (Note 6)
Basic	118,227,858	104,754,700
Diluted	120,826,919	104,754,700

See accompanying notes to the unaudited interim consolidated financial statements.	2

Consolidated Statements of Cash Flows

	Three months ended	Three months ended
(Unaudited, in thousands of United States dollars)	March 31, 2008	March 31, 2007

OPERATING ACTIVITES
Net earnings / (loss)	$8,489	$(10,262)
Amortization and depletion	9,926	12,606
Unrealized foreign exchange (gain) / loss	(1,854)	3,155
Stock option expense, net of forfeitures	430	304
Employee future benefits	337	185
Future income tax expense / (recovery)	1,927	(4,488)
Change in non-cash operating working capital (Note 7)	(4,702)	(10,760)

	14,553	(9,260)

INVESTING ACTIVITES
Increase in deposits on property, plant and equipment	(502)	-
Expenditures on mining interests and property, plant and equipment	(12,961)	(11,165)
	(13,463)	(11,165)

FINANCING ACTIVITIES
Repayment of capital lease obligation	(608)	(688)
Proceeds from long-term debt	4,380	2,198
Repayment of long-term debt	(2,135)	-
Proceeds from exercise of options	937	17,412
	2,574	18,922

Net increase / (decrease) in cash and cash equivalents	3,664	(1,503)

Cash and cash equivalents, beginning of period	3,709	4,074

Cash and cash equivalents, end of period	$7,373	$2,571

Cash and cash equivalents is comprised of the following:

Cash	$5,473	$2,571
Temporary investments	1,900	-
	$7,373	$2,571

See accompanying notes to the unaudited interim consolidated financial statements.	3

Consolidated Statements of Shareholders’ Equity

	March 31	March 31
(Unaudited, in thousands of United States dollars)	2008	2007

Capital stock
Balance, beginning of period	$699,512	$463,333
For cash pursuant to exercise of stock options	937	22,568
Fair value of options exercised	10,425	16,704
Balance, end of period	$710,874	$502,605

Contributed surplus
Balance, beginning of period	$42,373	$71,747
Fair value of options exercised	(10,425)	(16,704)
Forfeitures	(83)	-
Stock option expense	409	-
Balance, end of period	$32,274	$55,043

Deficit
Balance, beginning of period	$(161,669)	$(60,354)
Net earnings / (loss)	8,489	(10,262)
Balance, end of period	$(153,180)	$(70,616)

Accumulated other comprehensive income	$6,434	$6,434

Total shareholders’ equity	$596,402	$493,466

See accompanying notes to the unaudited interim consolidated financial statements.	4

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

1.     Nature of operations and going concern assumption

Gammon Gold Inc. (the "Company") is a publicly traded company engaged in the mining, development, exploration and acquisition of resource properties in Mexico. The Company’s common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The future of the Company is dependent on the continued successful operation of the Ocampo and El Cubo properties. If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.     Basis of presentation

The consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, except that they do not contain all of the disclosures required for annual financial statements. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2007, except as noted. These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

3.     Changes in accounting policies

(i) Section 3031, Inventories

Effective January 1, 2008, the Company prospectively implemented Section 3031, Inventories, which replaces Section 3030 of the same title. This new standard provides guidance on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value, with more specific guidance on the costs to include in the cost of inventory. Costs such as storage costs and administrative overhead that do not contribute to bringing inventories to their present location and condition are specifically excluded from the cost of inventories and expensed in the period incurred. In addition, the new Section requires that previous write-downs of inventories be reversed when there is a subsequent increase in the net realizable value of the inventories. The recommendations also clarified that major spare parts are to be included in property, plant and equipment. As a result of adopting these recommendations, the Company reclassified $2.7 million of major spare parts from supplies inventories to property, plant, and equipment on January 1, 2008. Otherwise, this new standard did not have a significant impact on the Company’s financial results.

(ii) Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation

Effective January 1, 2008, the Company adopted Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These sections replace existing Section 3861, Financial Instruments – Disclosure and Presentation. The presentation standards are carried forward unchanged. The disclosure standards introduce new disclosures to improve the information about financial instruments. This standard requires the disclosure of qualitative and quantitative information about the exposure to risks arising from financial instruments, including a sensitivity analysis for market risk. The adoption of these standards did not have any effect on the financial position or performance of the Company. See Note 11 for further information.

(iii) Section 1535, Capital Disclosures

Effective January 1, 2008, the Company adopted Section 1535, Capital Disclosures. This section establishes standards for disclosing information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The adoption of this standard did not have any effect on the financial position or performance of the Company. See Note 12 for further information.

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Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

4.     Recent accounting pronouncement

The following is an overview of a recent accounting pronouncement that the Company will be required to adopt in future years:

(i) Section 3064, Goodwill and Intangible Assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces existing Section 3062, Goodwill and Other Intangible Assets. This new section establishes standards for the recognition of internally developed intangible assets. The standards for the recognition and impairment testing of goodwill are carried forward unchanged. This section is applicable to the Company commencing January 1, 2009. The Company does not expect that this Section will have a significant effect on the Company’s financial statements.

5.     Inventories

	March 31	December 31
	2008	2007
Supplies	$12,833	$14,808
Ore stockpiles	2,176	3,338
Ore in process	39,761	31,869
Finished product	2,271	1,571
	$57,041	$51,586

During the period ended March 31, 2008, the Company recognized $26,697 (March 31, 2007 - $37,440) of inventories as an expense, and recognized $Nil (March 31, 2007 – $Nil) of inventory write-downs as an expense.

6.     Earnings / (loss) per share

Basic earnings / (loss) per share is calculated based on the weighted average number of shares outstanding during the period ended March 31, 2008 of 118,227,858 (March 31, 2007 – 104,754,700). Diluted earnings / (loss) per share is based on the assumption that options under the stock option plan that have an exercise price greater than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the period and the date granted. As of March 31, 2008, 2,193,110 stock options (March 31, 2007 – 11,091,987) were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

7.     Supplemental cash flow information

	March 31	March 31
	2008	2007
Change in non-cash working capital:
Receivables	$(3,369)	$(5,054)
Prepaids and deposits	271	(744)
Inventories	(4,999)	2,318
Payables and accruals	3,395	(7,280)
	$(4,702)	$(10,760)

Interest paid	$578	$3,339
Taxes paid	$1,379	$-

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Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

8.     Employee future benefits

The Company accrues employee future benefits for contract workers in Mexico paid through an employment services company. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause. For the quarter ended March 31, 2008, the Company has recorded $309 in expenses (March 31, 2007 - $184).

9.     Related party transactions

The Company had the following related party transactions, which were in the normal course of operations and measured at the exchange amount:

		March 31	March 31
		2008	2007
(a)	Production costs – labour	$8,830	$7,817
(a)	Mining interests – labour	294	567
(b)	Production costs – consumables	1,378	-
		$10,502	$8,384

(a) The Company pays a third party company related to a director for the provision of workers in Mexico at cost plus 10%.

(b) The Company pays a third party company related to a director for the provision of mine consumables.

As at March 31, 2008, the Company had $1,345 (2007 – December 31, 2007 - $1,775) included in payables and accruals, representing the amounts owing to these related parties.

10.    Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, receivables, payables and accruals, long-term debt and capital leases. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s receivables and payables are denominated in Mexican Pesos or Canadian dollars. Balances are translated at the period end based on the Company’s accounting policy as set out in Note 2(c) to the annual consolidated financial statements.

The Company estimates that the fair value of its cash and cash equivalents, restricted cash, receivables, payables and accruals, and long-term debt approximate the carrying value of the assets and liabilities.

11.    Financial risk management

In the normal course of operations, the Company is exposed to commodity price, interest rate, foreign currency exchange, credit and liquidity risks. The Company has developed a risk management process to identify, analyze, and assess these risks, and has formed a Risk Committee to monitor these risks. The Board of Directors has overall responsibility for the oversight of the Company’s risk management framework, and receives regular reports from the Risk Committee.

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Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

Market risk

(i) Commodity price risk

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The Company does not actively hedge this exposure.

(ii) Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates.

If interest rates had been 0.5% higher during the three months ended March 31, 2008, equity and net earnings would have decreased by $38, arising mainly as a result of higher interest rates on variable borrowings. This analysis assumes that other variables remain constant (a 0.5% decrease in interest rates would have had the equal but opposite effect).

(iii) Foreign currency exchange rate risk

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars (CAD) and Mexican Pesos (MXN). These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure.

At March 31, 2008, the Company’s exposure to foreign currency exchange risk was as follows:

	CAD	MXN
Cash and cash equivalents	$210	$18,177
Receivables	152	128,647
Payables and accruals	(2,098)	(70,972)
Long-term debt and capital leases	(23)	(2,393)
Net balance sheet exposure	$(1,759)	$73,459

A 10% weakening of these currencies against the US dollar at March 31st would have increased / (decreased) equity and net earnings by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant (a 10% strengthening would have had the equal but opposite effect).

Equity / earnings
CAD	$156
MXN	(628)

Credit risk

Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents and receivables, the Company’s credit risk is limited to the carrying amount on the balance sheet. The Company manages credit risk by transacting with highly-rated counterparties and establishing a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. The Company does not have any significant concentration of credit risk.

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Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they become due. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. The Company has in place a $60 million revolving credit facility, of which $32.8 million was drawn at March 31, 2008.

The following are the contractual maturities of financial liabilities, including interest payments:

	Carrying	Contractual	Less than	6 – 12	1 – 2	2 – 5
	amount	cash flows	6 months	months	years	years
Payables and accruals	$20,674	$(20,674)	$(20,674)	$-	$-	$-
Long-term debt and capital leases	35,981	(36,758)	(34,693)	(842)	(1,189)	(34)

	$56,655	$(57,432)	$(55,367)	$(842)	$(1,189)	$(34)

12.    Capital management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the funding requirements of the Company, including capital expenditures, in a way that optimizes the cost of capital and shareholder returns, and ensures that the Company remains in a sound financial position. There were no changes to the Company’s overall capital management approach during the current quarter.

The Company manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or when funding is required. This may take the form of raising equity or debt.

The Company monitors capital through the gross debt to total equity ratio, and targets a ratio of less than 25%. As at March 31, 2008, the ratio of gross debt to total equity was 6.03% (December 31, 2007 – 5.86%), calculated as follows:

	March 31, 2008	December 31, 2007
Current portion of long-term debt	$34,641	$33,073
Long term debt	1,340	1,334
Gross debt	35,981	34,407

Shareholders’ equity	$596,402	$586,650
Gross debt / Shareholders’ equity	6.03%	5.86%

13.    Interest and other income and expenses

For the three months ended March 31, 2008, the Company incurred $570 (March 31, 2007 - $2,486) in interest expense on financial liabilities recorded at amortized cost.

The Company recognized an increase in the allowance for doubtful accounts related to commodity taxes receivable of $212 (March 31, 2007 - $Nil) during the period.

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Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

14.    Segmented information

Information is reported on a mine by mine basis, and therefore the Company’s operating segments are represented by the individual mines and the corporate operations. Revenue in both mining segments is derived from the sale of gold and silver.

The following are the operating results by segment:

				March 31, 2008
	Ocampo	El Cubo	Other	Total
Revenue from mining operations	$33,972	$17,396	$-	$51,368
Production costs	16,667	10,030	$-	26,697
Refining costs	224	150	-	374
General and administrative	1,005	25	3,984	5,014
Amortization and depletion	5,608	4,301	17	9,926
	23,504	14,506	4,001	42,011
Earnings / (loss) before other items	$10,468	$2,890	$(4,001)	$9,357
Expenditures related to mining interests
and property, plant and equipment	$10,814	$2,136	$11	$12,961
Total assets	$392,530	$374,081	$2,588	$769,199

				March 31, 2007
	Ocampo	El Cubo	Other	Total
Revenue from mining operations	$33,280	$10,220	$-	$43,500
Production costs	29,584	7,856	$-	37,440
Refining costs	362	113	-	475
General and administrative	849	289	2,526	3,664
Amortization and depletion	7,382	5,207	17	12,606
	38,177	13,465	2,543	54,185
Loss before other items	$(4,897)	$(3,245)	$(2,543)	$(10,685)
Expenditures related to mining interests
and property, plant and equipment	$7,491	$3,576	$98	$11,165
Total assets	$351,778	$369,010	$8,752	$729,540

All goodwill included on the balance sheet relates to the El Cubo operating segment.

15.    Comparative figures

Certain of the comparative figures for the prior period have been reclassified to conform with the financial statement presentation adopted for March 31, 2008.

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